This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 – 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about August 10, 2005

Item 3.	News Release

August 10, 2005, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Provides Supplejack-1 Operations Update

TAG Oil Ltd., announces that the Supplejack-1 well located in New Zealand’s Taranaki Basin in PEP 38741 (TAG Oil 20%) has now reached a total measured depth of 2575 meters (2314 meters true vertical depth).

Item 5.	Full Description of Material Change

Calgary, Alberta – August 10, 2005 --/PRNewswire/-- TAG Oil Ltd., (TSX-V: TAO and OTCBB: TAGOF) announces that the Supplejack-1 well located in New Zealand’s Taranaki Basin in PEP 38741 (TAG Oil 20%) has now reached a total measured depth of 2575 meters (2314 meters true vertical depth). Wireline logging has been completed and production casing is being run to a depth of approximately 2050m. Two potential hydrocarbon zones have been identified, a lower oil zone and an upper gas zone. Production testing will commence on the lower oil zone first, followed by the upper gas zone. Both zones should be evaluated for commercial viability by the end of August 2005.

TAG Oil Ltd. is a Canadian-based exploration company that is exploring for oil and natural gas in New Zealand. For additional information please visit our website at www.tagoil.com

Forward looking statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG that actual results realized in the future will be the same in whole or in part as those presented herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 682-6496

Item 9.	Date of Report

August 10, 2005

“Garth Johnson"
Garth Johnson, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, British Columbia